UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to __________

1-5911
(Commission File Number)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPARTECH CORPORATION
401(k) SAVINGS & INVESTMENT PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPARTECH CORPORATION
120 S. Central Avenue, Suite 1700
Clayton, Missouri 63105
(314) 721-4242

Spartech Corporation 401(k) Savings & Investment Plan
FORM 11-K
REQUIRED INFORMATION
Item 4. Plan Financial Statements and Exhibits
Financial Statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule:
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
Exhibits.

23.1	—	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTECH CORPORATION 401(k) SAVINGS & INVESTMENT PLAN
Date June 29, 2011	By	/s/ Randy C. Martin
Randy C. Martin
Executive Vice President Corporate Development and Chief Financial Officer

Financial Statements and Supplemental Schedule
Spartech Corporation 401(k) Savings & Investment Plan
Years Ended December 31, 2010 and 2009
With Report of Independent Registered Public Accounting Firm

Spartech Corporation
401(k) Savings & Investment Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009

*
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Spartech Corporation 401(k) Savings & Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Spartech Corporation 401(k) Savings & Investment Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
St. Louis, Missouri
June 29, 2011

Spartech Corporation
401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31, 2010	December 31, 2009
Assets
Cash	$—	$19,265
Investments, at fair value	73,345,927	70,016,491
Notes receivable from participants	2,774,703	2,858,571
Participant contributions receivable	—	47,434
Employer contributions receivable	—	18,402
Total assets	76,120,630	72,960,163
Liabilities
Refunds for excess contributions	1,479	91,568
Due to brokers	—	19,265
Net assets reflecting investments at fair value	76,119,151	72,849,330
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	46,941	328,077
Net assets available for benefits	$76,166,092	$73,177,407
The accompanying notes are an integral part of these financial statements.

Spartech Corporation
401(k) Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December, 31 2010	December 31, 2009
Additions:
Interest and dividend income	$905,710	$651,928
Interest income on participant notes receivable	161,514	201,446
Contributions from:
Employer	1,607,619	742,271
Participants	4,793,085	5,656,858
Rollovers	76,735	26,911
Total additions	7,544,663	7,279,414
Deductions:
Retirement and qualified participant distributions	9,813,132	9,582,630
Transfers out related to sold business	—	1,980,432
Administrative expenses	70,046	130,673
Total deductions	9,883,178	11,693,735
Net realized and unrealized appreciation in investments	5,327,200	12,457,439
Net increase in net assets available for benefits	2,988,685	8,043,118
Net assets available for benefits, beginning of year	73,177,407	65,134,289
Net assets available for benefits, end of year	$76,166,092	$73,177,407
The accompanying notes are an integral part of these financial statements.

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements

1. Description of Plan
The following description of the Spartech Corporation (the “Company”) 401(k) Savings & Investment Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan. The participating employees in the Plan are employed by the Company and its subsidiaries. All U.S. employees are eligible to become participants in the Plan, except those employees covered by a collective bargaining agreement that does not provide for participation in the Plan, and leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Each year, participants may contribute up to 100% of eligible compensation, as defined by the Plan. The Company provides a contribution in the amount of 50% of employee contributions made by the participant, up to 6% of the participant's compensation. The Company may also make discretionary contributions to the Plan, although in 2010 and 2009 no such discretionary contributions were made. Participants may also make rollover contributions to the Plan from other qualified retirement plans. All contributions are subject to applicable limitations.
On February 10, 2009, the Company announced that the Company's contribution match would be temporarily suspended effective March 6, 2009.
On October 28, 2009, the Company announced that the Company's contribution match would be reinstated effective November 1, 2009.
Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of the Company's matching contributions and discretionary contributions, if any, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.
Vesting
Participants are immediately vested in their contributions. Company contributions plus actual earnings thereon are vested in 20% increments after one year of service with 100% vesting after five years of service. Participants also become 100% vested upon reaching age 65, upon becoming totally disabled, upon death, or upon the Plan's termination.
Investment Options
Upon enrollment in the Plan, employee contributions and employer matching contributions may be directed into any of the investment options offered by the Plan. These investment choices offer a variety of investment options depending upon the participant's investment objectives. The investment options are trusteed mutual funds, a collective trust fund and a Company stock fund.
All investments are participant directed. The number of active employees participating in the plan as of December 31, 2010 is 1,431.
Company Stock Fund - The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.
The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants' accounts. Each payroll period, a participant can direct up to a maximum of 50 percent of their contributions in the Company Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Participants have the same voting rights in the event of a tender or exchange offer.
Forfeitures
Forfeitures of non-vested employer contributions are used to reduce future employer contributions and plan expenses. During

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements

2010 and 2009, $166,981 and $55,614, respectively, in forfeitures were used to reduce employer contributions and costs. At December 31, 2010 and 2009, forfeited non-vested accounts totaled approximately $211,430 and $19,460, respectively.
Payment of Benefits
On termination of service due to any reason or upon request after reaching age 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period based on his or her life expectancy. Hardship withdrawals are also permitted under the Plan.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to twenty years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest is paid ratably through monthly payroll deductions. Interest rates on loans ranged from 4.25% to 10.5% at December 31, 2010.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
2. Summary of Significant Accounting Policies
Basis of Accounting and Use of Estimates
The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions.
Investment Valuation and Income Recognition
The investments of the Plan in mutual funds are valued at fair value based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges.
The Plan invests in investment contracts through a common collective trust (Income Advantage Collective Trust Fund). These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive an adjustment is reflected in the Statement of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
The Plan invests in a fully benefit-responsive guaranteed group annuity contract, with no maturity date. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. The concept of a value other than contract value does not apply to this investment. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses. As the crediting interest rate is reset semi-annually to prevailing market rates, fair value approximates contract value. See note 8 to these financial statements for further information regarding this investment.
In accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”), assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 - Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements

the ability to access at the measurement date.
Level 2 - Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 - Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Reclassification
Certain prior year amounts in the Statements of Net Assets Available for Benefits have been reclassified to conform to the current year presentation.
Administrative Expenses
Administrative expenses, other than investment advisory and administrative costs charged by individual funds or investments, are paid by the Company. Certain expenses related to loans or hardship withdrawals are paid by the affected participants' accounts.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncements
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. The Plan adopted the guidance in ASU 2010-06 for the reporting period ended December 31, 2010. Adoption of ASU 2010-06 did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (“ASU 2010-25”). Existing guidance required participant loans to be classified as plan investments, which are generally measured at fair value as required by ASC paragraph 962-325-35-1. ASU 2010-25 amends this guidance to require loans to participants to be classified as notes receivable from participants. The new guidance concluded that it is more meaningful to measure participant loans at their unpaid principal balance plus any accrued but unpaid interest, rather than at fair value. Classifying the loans as note receivable also reduces the amount of time that plan administrators spend on estimating the fair value of participant loans using observable and unobservable inputs as defined under Topic 820. The guidance in ASU 2010-25 becomes effective for reporting periods ending after December 15, 2010. The Plan adopted the guidance in ASU 2010-25 for the reporting period ended December 31, 2010 and applied it retrospectively as required. Adoption of ASU 2010-25 did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements

3. Investments
The fair value of individual investments, by investment type, is as follows:

	December 31, 2010	December 31, 2009
Mutual funds	$45,359,342	$49,521,411
Collective trust	12,002,309	15,293,683
U.S. bond fund	6,922,361	—
Stable value fund	4,708,110	—
Company stock	4,353,805	5,201,397
Investments, at fair value	$73,345,927	$70,016,491
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	46,941	328,077
Investments, at contract value	$73,392,868	$70,344,568

The Plan recorded investments at fair value on its IRS Form 5500, Annual Return/Report of Employee Benefit Plan. The difference between fair value and contract value was $46,941 and $328,077 at December 31, 2010 and 2009, respectively, as shown on the reconciliation in the table above.
The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2010 and 2009 is as follows:

	December 31, 2010	December 31, 2009
Allegiant Bond Fund I	*	$5,641,929
Allegiant S&P 500 Index Fund I	*	9,457,130
Federated Mid-Cap Index Fund	*	3,955,762
ABN Amro Income Advantage Fund	12,002,309	15,621,760
MFS Massachusetts Investors Growth Stock A Fund	6,190,791	3,640,088
Oppenheimer Global A Load Waived Fund	*	12,708,646
Spartech Corporation Stock	4,353,805	5,201,397
Guranteed Income Fund	4,708,110	**
Core Plus Bond / PIMCO*	6,922,361	**
Mutual Discovery Fund	10,824,601	**
American Century Equity Income A Fund	5,012,670	***
Dreyfus Mid Cap Index Fund	4,330,536	**
Prudential Stock Index A	8,599,579	**

*	Investment option was not available in 2010.
**	Investment option was not available in 2009.
***	Investment was less than 5% in applicable year.
During 2010 and 2009 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,327,200 and $12,457,439 respectively, as follows:

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements

	December 31, 2010	December 31, 2009
Mutual funds	$7,320,475	$10,113,690
Collective trust	(46,941)	(328,077)
U.S. Bond Fund	215,357	—
Company stock	(2,208,632)	2,343,749
Investments, at fair value	$5,280,259	$12,129,362
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	46,941	328,077
Investments, at contract value	$5,327,200	$12,457,439
The Plan received dividends from Company stock of $0 and $24,479 during the years ended December 31, 2010 and 2009, respectively.
4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets,

•	quoted prices for identical or similar assets or liabilities in markets that are not active,

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals),

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The investments of the Plan in mutual funds are valued at fair value based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges.
The fair value of the Plan's interest in the Income Advantage Collective Trust Fund is based on information reported by the issuers of the common collective trusts at year-end. The fair value of the Plan's interest in the Guaranteed Income Fund is equal to its book value as it represents an annuity contract. The fair value of the Core Plus Bond Fund is priced by Interactive Data Corporation using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. On May 3, 2010, the Company converted to Prudential Retirement Insurance and Annuity Company as the Plan's trustee and record keeper which resulted in a different investment pool available to plan members. This resulted in plan members directing their investments into the Core Plus Bond Fund (U.S. bond fund) and Guaranteed Income Fund (stable value fund).

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements

The following tables sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Company stock	$4,353,805	$—	$—	$4,353,805
Mutual funds	45,359,342	—	—	45,359,342
Stable value fund (a)	—	—	4,708,110	4,708,110
U.S. bond fund (b)	—	6,922,361	—	6,922,361
Collective trust (c)	—	12,002,309	—	12,002,309
Total assets at fair value	$49,713,147	$18,924,670	$4,708,110	$73,345,927

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Company stock	$5,201,397	$—	$—	$5,201,397
Mutual funds	49,521,411	—	—	49,521,411
Collective trust	—	15,293,683	—	15,293,683
Total assets at fair value	$54,722,808	$15,293,683	$—	$70,016,491

Notes to Level 2 and Level 3 investments:

a.
The Guaranteed Income Fund (GIF) is a Stable Value fund designed to provide safety of principal, liquidity, and a competitive rate of return. Principal and accumulated interest are fully guaranteed by Prudential Retirement Insurance and Annuity Company (PRIAC). See note 8 to these financial statements for additional information.

b.
The Core Plus Bond Fund is a U.S bond fund composed primarily of domestic fixed-income securities. Securities are priced by Interactive Data Corporation using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. This fund is non-marketable

c.
This category includes a common/collective trust fund that is designed to preserve invested principle while providing a competitive current rate of return. The Fund will be invested and reinvested primarily in guaranteed investment contracts (GICs), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and synthetic GICs. The Fund will operate within the weighted average maturity range selected by the Trustee form time to time. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2010 and 2009.

	Year Ended
	December 31,	December 31,
	2010	2009
Balance, beginning of year	$—	$—
Issuances, settlements and repayments, net	4,708,110	—
Balance, end of year	$4,708,110	$—

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements

5. Transfers In and Out of the Plan
Spartech Industries, Inc. — On December 3, 2009, $1,980,432 of participant balances of the Wheels business were transferred from the Plan.
6. Plan Tax Status
The underlying standardized prototype plan has received an opinion letter from the Internal Revenue Service dated March 31, 2008, stating that the written form of the underlying prototype document is qualified under Section 401(a) of the Internal Revenue Code (the Code). Any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code. Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
7. Plan Termination
Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of plan termination, after payment of all expenses and adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts then in his or her account.
8. Guaranteed Income Fund
The GIF is supported by a group annuity insurance contract, issued by PRIAC. Under this contract, participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account balance at contract value. Contract value represents deposits made to the contract, plus earnings at guaranteed interest rates, less withdrawals and fees. The contract is affected directly between the Plan and PRIAC. The repayment of principal and interest credited to participants is a financial obligation of PRIAC. Given these provisions, the contract is considered to be benefit responsive.
Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest rates are reviewed by PRIAC on a semiannual basis for resetting. When establishing interest rates for the GIF, PRIAC considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio.
The GIF has no maturity date. Upon a discontinuance of the contract by the plan sponsor, contract value would be paid no later than 90 days from the date the plan sponsor provides notice to discontinue. There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than contract value. The minimum interest rate under the contract is 1.50%. The average yield earned by the Plan and credited to plan participants was 2.35% for the year ended December 31, 2010.
As the crediting interest rate is reset semi-annually to prevailing market rates, fair value approximates contract value.
9. Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements

Assets Available for Benefits.
10. Related Parties
The Plan invests in shares of mutual funds and units in common collective trusts managed by an affiliate of its trustee, Prudential Retirement Insurance and Annuity Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provision of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Spartech stock through the Spartech Corporate Stock Fund and maintains a loan balance from Plan participants, which are permitted party-in-interest transactions.

Supplemental Schedule

Spartech Corporation
401(k) Savings & Investment Plan
EIN #43-0761773     Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2010

Identity of Issue, Borrower,	Description of	Current
Lessor or Similar Party	Investment	Value

Guranteed Income Fund	184,563 shares of mutual fund	$4,708,110
Core Plus Bond / PIMCO*	413,220 shares of mutual fund	6,922,361
Mutual Discovery Fund	374,165 shares of mutual fund	10,824,601
Blackrock Global Allocation	8,917 shares of mutual fund	173,172
American Century Equity Income A Fund	695,239 shares of mutual fund	5,012,670
American Funds EuroPacific Growth R3 Fund	64,316 shares of mutual fund	2,613,175
Columbia Small Cap Value Fund I A Fund	67,113 shares of mutual fund	3,004,674
Dreyfus Small Cap Stock Index Fund	24,390 shares of mutual fund	498,047
Dreyfus Mid Cap Index Fund	155,328 shares of mutual fund	4,330,536
Prudential Stock Index A	311,240 shares of mutual fund	8,599,579
ABN Amro Income Advantage Fund *	12,002,309 shares of mutual fund	12,002,309
Inv Small Cap Growth Fund A	51,887 shares of mutual fund	1,483,457
MFS Massachusetts Investors Growth Stock A Fund	413,270 shares of mutual fund	6,190,791
T. Rowe Price Mid Cap	7,096 shares of mutual fund	166,049
Hartford Mid Cap Class R3 Fund	3,366 shares of mutual fund	80,167
Lord Abbett Equity A Fund	184,398 shares of mutual fund	2,382,424
Spartech Corporation Stock *	465,150 units of Spartech stock fund	4,353,805
Participant loans receivable*	Various participants, interest rates from	2,774,703
	4.25% to 10.5%, maturities through 2037
Total assets held for investment purposes, at fair value		$76,120,630

All investments are participant directed.

*	Party-in-interest.